

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Joel Wine
Chief Financial Officer
Matson, Inc.
1411 Sand Island Parkway
Honolulu, HI 96819

> **Re: Matson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-34187**

Dear Mr. Wine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1.   We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.   Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

3.   To the extent that you expect decreased demand for your services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, please disclose any material expected effect on your business, financial condition, and results of

operations.

4.   If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
- quantification of material weather-related damages to your property or operations; and
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

5.   Quantify any material increased compliance costs related to climate change.

6.   If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation